Exhibit 99.1

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

April 29, 2009

Talisman Energy Inc.
Consolidated Balance Sheets
(unaudited)

	March 31	December 31
(millions of C$)	2009	2008
		(restated -
Assets		note 2)
Current
Cash and cash equivalents	181	93
Accounts receivable	2,075	2,434
Inventories	148	181
Prepaid expenses	32	16
Assets of discontinued operations (note 2)	30	204
	2,466	2,928

Other assets (note 4)	259	235
Goodwill (note 3)	1,308	1,264
Property, plant and equipment	19,386	19,005
Assets of discontinued operations (note 2)	888	843
	21,841	21,347
Total assets	24,307	24,275

Liabilities
Current
Bank indebtedness	22	81
Accounts payable and accrued liabilities	1,797	1,916
Income and other taxes payable	278	468
Future income taxes	201	300
Liabilities of discontinued operations (note 2)	14	53
	2,312	2,818

Deferred credits	56	51
Asset retirement obligations (note 5)	2,055	1,998
Other long-term obligations (note 6)	313	173
Long-term debt (note 7)	3,717	3,961
Future income taxes	3,982	4,032
Liabilities of discontinued operations (note 2)	81	92
	10,204	10,307
Contingencies (note 13)
Shareholders' equity
Common shares, no par value (note 8)
Authorized: unlimited
Issued and outstanding:
2009 - 1,015 million (December 2008 - 1,015 million)	2,373	2,372
Contributed surplus	96	84
Retained earnings	9,421	8,966
Accumulated other comprehensive loss	(99)	(272)
	11,791	11,150
Total liabilities and shareholders' equity	24,307	24,275

See accompanying notes

Talisman Energy Inc.
Consolidated Statements of Income
(unaudited)

	Three months ended
	March 31
(millions of C$)	2009	2008
		(restated -
		note 2)
Revenue
Gross sales	1,840	2,345
Hedging loss	-	(10)
Gross sales, net of hedging	1,840	2,335
Less royalties	298	360
Net sales	1,542	1,975
Other	34	25
Total revenue	1,576	2,000

Expenses
Operating	521	429
Transportation	57	43
General and administrative	81	64
Depreciation, depletion and amortization	733	507
Dry hole	246	65
Exploration	68	56
Interest on long-term debt	45	44
Stock-based compensation (recovery) (note 9)	33	(10)
(Gain) loss on held-for-trading financial instruments (note 10)	(73)	68
Other, net	11	(16)
Total expenses	1,722	1,250
Income (loss) from continuing operations before taxes	(146)	750
Taxes
Current income tax	128	235
Future income tax (recovery)	(204)	56
Petroleum revenue tax	14	47
	(62)	338
Net income (loss) from continuing operations	(84)	412
Net income from discontinued operations (note 2)	539	54
Net income	455	466

Per common share (C$):
Net income (loss) from continuing operations	(0.08)	0.40
Diluted net income (loss) from continuing operations	(0.08)	0.40
Net income from discontinued operations	0.53	0.05
Diluted net income from discontinued operations	0.53	0.05
Net income	0.45	0.46
Diluted net income	0.45	0.45
Average number of common shares outstanding (millions)	1,015	1,019
Diluted number of common shares outstanding (millions)	1,015	1,036

See accompanying notes

Talisman Energy Inc.
Consolidated Statements of Comprehensive Income
(unaudited)

Three months ended March 31
(millions of C$)	2009	2008

Net income	455	466
Foreign currency - translation of self-sustaining foreign operations (1)	(179)	(151)
Foreign currency - translation into reporting currency	354	368
Gains and losses on derivatives designated as cash flow hedges
Unrealized losses arising during the period (2)	(2)	-
Realized losses recognized in net income (3)	-	4
	(2)	4
Other comprehensive income	173	221
Comprehensive income	628	687
(1) Includes net investment hedging gain of $20 million (2008 - $27 million)
(2) Net of tax of $(0.5) million (2008 - nil)
(3) Net of tax of nil (2008 - $(4) million)

See accompanying notes

Talisman Energy Inc. Consolidated Statements of Changes in Shareholders' Equity (unaudited)

Three months ended March 31
(millions of C$)	2009	2008

Common shares
Balance at beginning of period	2,372	2,437
Issued on exercise of stock options (note 8)	1	-
Balance at end of period	2,373	2,437

Contributed surplus
Balance at beginning of period	84	64
Stock based compensation (note 9)	12	-
Balance at end of period	96	64

Retained earnings
Balance at beginning of period	8,966	5,651
Net income	455	466
Balance at end of period	9,421	6,117

Accumulated other comprehensive income (loss)
Balance at beginning of period	(272)	(189)
Other comprehensive income	173	221
Balance at end of period	(99)	32

See accompanying notes

Talisman Energy Inc.
Consolidated Statements of Cash Flows
(unaudited)

	Three months ended
	March 31
(millions of C$)	2009	2008
		(restated -
		see note 2)
Operating
Net income (loss) from continuing operations	(84)	412
Items not involving cash (note 12)	1,311	668
Exploration	68	56
	1,295	1,136
Changes in non-cash working capital	(223)	80
Cash provided by continuing operations	1,072	1,216
Cash provided by discontinued operations	14	96
Cash provided by operating activities	1,086	1,312

Investing
Capital expenditures
Exploration, development and other	(941)	(967)
Property acquisitions	(28)	(97)
Proceeds of resource property dispositions	33	-
Changes in non-cash working capital	(257)	99
Discontinued operations, net of capital expenditures	584	(56)
Cash used in investing activities	(609)	(1,021)

Financing
Long-term debt repaid	(690)	(1,167)
Long-term debt issued	370	538
Deferred credits and other	4	9
Common shares issued	1	-
Changes in non-cash working capital	1	1
Cash used in financing activities	(314)	(619)
Effect of translation on foreign currency cash and cash equivalents	(16)	9
Net increase (decrease) in cash and cash equivalents	147	(319)
Cash and cash equivalents net of bank indebtedness, beginning of period	12	521
Cash and cash equivalents net of bank indebtedness, end of period	159	202

Cash and cash equivalents	181	217
Bank indebtedness	22	15
Cash and cash equivalents net of bank indebtedness, end of period	159	202

See accompanying notes

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(tabular amounts in millions of Canadian dollars (“$”) except as noted)

The Interim Consolidated Financial Statements of Talisman Energy Inc. (“Talisman” or “the Company”) have been prepared by management in accordance with Canadian generally accepted accounting principles.  Certain information and disclosures normally required to be included in notes to Annual Consolidated Financial Statements have been condensed or omitted.  The Interim Consolidated Financial Statements should be read in conjunction with the audited Annual Consolidated Financial Statements and the notes thereto in Talisman’s Annual Financial Report as at and for the year ended December 31, 2008.

1.  Significant Accounting Policies

The Interim Consolidated Financial Statements have been prepared following the same accounting policies and methods of computation as the 2008 Annual Consolidated Financial Statements, except for the following:

Goodwill and intangible assets

In February 2008, the CICA issued recommendations relating to the recognition, measurement and disclosure of goodwill and intangible assets (section 3064).  These recommendations are effective for Talisman’s 2009 reporting and have had no impact on the Company’s Consolidated Financial Statements.

International Financial Reporting Standards (IFRS)

In 2008, the CICA confirmed that publicly accountable enterprises will be required to adopt IFRS in place of Canadian GAAP for interim and annual reporting effective January 1, 2011.  At the present time, the impact of the adoption of IFRS on the Company’s Consolidated Financial Statements is not determinable.

2.  Discontinued Operations

The assets and liabilities related to discontinued operations have been reclassified as assets or liabilities of discontinued operations on the Consolidated Balance Sheets. Operating results related to these assets and liabilities have been included in net income from discontinued operations on the Consolidated Statements of Income. Comparative period balances have been restated.

Three months ended March 31
	North America		UK		Scandinavia		Other		Total
	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008
Revenue
Gross sales	45	87	-	22	-	13	17	43	62	165
Royalties	5	17	-	-	-	1	(1)	4	4	22
Revenues, net of royalties	40	70	-	22	-	12	18	39	58	143
Expenses
Operating, marketing and general	12	10	-	5	-	-	2	4	14	19
Dry hole	1	4	-	-	-	-	-	1	1	5
Depreciation, depletion and amortization	10	15	-	2	-	14	3	8	13	39
Income (loss) from discontinued operations before income taxes	17	41	-	15	-	(2)	13	26	30	80
Taxes	4	11	-	3	-	(3)	6	12	10	23
Gain (loss) on disposition, net of tax	57	-	471	25	(9)	(28)	-	-	519	(3)
Net income (loss) from discontinued operations	70	30	471	37	(9)	(27)	7	14	539	54

	As at March 31, 2009
	North America	UK	Scandinavia	Other	Total
Assets
Current assets	15	-	1	14	30
Property, plant and equipment, net	516	-	81	250	847
Goodwill	19	-	22	-	41
Total assets	550	-	104	264	918
Liabilities
Current liabilities	4	-	5	5	14
Asset retirement obligations	28	-	1	27	56
Future income taxes	-	-	25	-	25
Total liabilities	32	-	31	32	95
Net assets of discontinued operations	518	-	73	232	823

	As at December 31, 2008
	North America	UK	Scandinavia	Other	Total
Assets
Current assets	18	29	1	17	65
Property, plant and equipment, net	496	89	63	237	885
Future income taxes	-	-	-	1	1
Goodwill	20	47	29	-	96
Total assets	534	165	93	255	1,047
Liabilities
Current liabilities	2	33	11	1	47
Asset retirement obligations	32	5	1	25	63
Future income taxes	-	10	25	-	35
Total liabilities	34	48	37	26	145
Net assets of discontinued operations	500	117	56	229	902

North America

In 2009, Talisman entered into an agreement to sell oil and gas producing assets in Western Canada for proceeds of approximately $720 million.  The sale is expected to be completed in the second quarter of 2009.

In 2009, Talisman began negotiations to sell certain of its midstream assets in Western Canada.  The operating results of these assets are included in the results of discontinued operations.

In 2009, Talisman completed the sale of oil and gas producing assets in Western Canada for proceeds of $90 million, comprising cash and non-cash consideration, resulting in a gain of $57 million, net of tax of $19 million.

UK

In 2009, Talisman completed the sale of its assets in the Netherlands for proceeds of $596 million, resulting in a gain of $471 million, net of tax of $nil.

In the first quarter of 2008, the Company recorded an after-tax closing adjustment of $25 million related to the sale of oil and gas properties in 2007.

Scandinavia

Talisman has entered into an agreement to sell a 10% share in the Yme field offshore development and three exploration licenses.  The Company recorded an after-tax write-down of $8 million in the fourth quarter of 2008 and an additional $9 million in the first quarter of 2009.  The sale is expected to be completed in the second quarter of 2009.

In the first quarter of 2008, Talisman recorded an after-tax writedown of $28 million upon entering into an agreement to sell assets in Denmark.  The sale closed in the second quarter of 2008 for proceeds of $95 million, resulting in an after-tax writedown of these assets of $46 million.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(tabular amounts in millions of Canadian dollars (“$”) except as noted)

Other

In the first quarter of 2009, Talisman entered into an agreement to sell assets in Trinidad and Tobago for proceeds of approximately $380 million before closing adjustments.  The sale is expected to be completed in the second quarter of 2009.

3.  Goodwill

Changes in the carrying amount of the Company’s goodwill are as follows:

	Three months ended	Year ended
	March 31, 2009	December 31, 2008
Opening balance	1,264	1,305
Foreign currency translation effect	44	(41)
Closing balance [1]	1,308	1,264
1.	At March 31, 2009 $41 million (December 31, 2008 - $96 million; January 1, 2008 - $113 million) has been reclassified to assets of discontinued operations.

Goodwill has no tax basis.

4.  Other Assets

	March 31, 2009	December 31, 2008
Accrued pension asset	30	32
Fair value of derivative contracts (note 10)	62	43
Investments	43	41
Future income tax assets	61	57
Note receivable	33	31
Other	30	31
	259	235

5.  Asset Retirement Obligations (ARO)

Changes in carrying amounts of the Company’s ARO associated with its property, plant and equipment are as follows:

	Three months ended	Year ended
	March 31, 2009	December 31, 2008
ARO liability, beginning of period	2,028	1,908
Liabilities incurred during period	-	92
Liabilities settled during period	(8)	(57)
Accretion expense	31	111
Revisions in estimated future cash flows	-	67
Foreign currency translation	34	(93)
ARO liability, end of period[1,2]	2,085	2,028
1.
Included in March 31, 2009 and December 31, 2008 liabilities are $30 million and $30 million respectively of short-term reclamation costs recorded in accounts payable on the balance sheet for a net long-term ARO liability of $2,055 million and $1,998 million respectively.

2.	At March 31, 2009, $56 million (December 31, 2008 - $63 million; January 1, 2008 - $117 million) has been reclassified to liabilities of discontinued operations.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(tabular amounts in millions of Canadian dollars (“$”) except as noted)

6.  Other Long-Term Obligations

	March 31, 2009	December 31, 2008
Accrued pension and other post-employment benefits liability	50	60
Fair value of derivative contracts (note 10)	133	69
Discounted obligations on capital leases[1]	122	31
Other	8	13
	313	173
1.	Of the total discounted liability of $146 million (December 31, 2008 - $37 million), $24 million (December 31, 2008 - $6 million) is included in accounts payable and accrued liabilities.

7.  Long-Term Debt

	March 31, 2009	December 31, 2008
Bank credit facilities	-	576
Tangguh project financing	111	102
Debentures and notes (unsecured):
US$ denominated (US$2,120 million, 2008 - US$1,920 million)	2,672	2,350
C$ denominated	524	524
UK£ denominated (UK£250 million)	451	448
Gross debt	3,758	4,000
Prepaid financing costs	(41)	(39)
	3,717	3,961

In March 2009, Talisman completed a private placement of US$50 million 8.25% Series A Senior Notes due March 11, 2014 and US$150 million 8.50% Series B Senior Notes due March 11, 2016.  Interest on both notes is payable on a quarterly basis.

8.  Share Capital

Talisman’s authorized share capital consists of an unlimited number of common shares without nominal or par value and first and second preferred shares.  No preferred shares have been issued.

	Three months ended		Year ended
Continuity of common shares	March 31, 2009		December 31, 2008
	Shares	Amount	Shares	Amount
Balance, beginning of period	1,014,708,249	2,372	1,018,590,255	2,437
Issued on exercise of options	95,400	1	179,994	3
Purchased for PSU plan (note 9)	-	-	(4,062,000)	(68)
Purchased during the period	-	-	-	-
Balance, end of period	1,014,803,649	2,373	1,014,708,249	2,372

Subsequent to March 31, 2009, there were no stock options exercised for shares.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(tabular amounts in millions of Canadian dollars (“$”) except as noted)

In October 2008, the Company renewed its normal course issuer bid (NCIB) with the Toronto Stock Exchange (TSX).  Pursuant to the NCIB, the Company may repurchase up to 50,938,512 of its common shares (representing 5% of the common shares outstanding at October 14, 2008) during the 12 month period commencing October 23, 2008 and ending October 22, 2009.

9.  Stock-Based Compensation

Stock Option Plans

Talisman has stock option plans in place that allow for the granting of options to employees and directors. All options issued by the Company permit the holder to purchase one common share of the Company at the stated exercise price or to receive a cash payment equal to the appreciated value of the stock option.

	Three months ended		Year ended
Continuity of stock options	March 31, 2009		December 31, 2008
	Number of	Weighted-average	Number of	Weighted-average
	Options	exercise price ($)	Options	exercise price ($)
Outstanding, beginning of period	64,877,521	15.14	63,578,912	13.21
Granted during the period	1,142,630	11.67	17,071,170	17.71
Exercised for common shares	(95,400)	2.86	(179,994)	9.00
Exercised for cash payment	(534,120)	5.83	(13,880,528)	9.08
Forfeited/Expired	(324,218)	17.86	(1,712,039)	19.11
Outstanding, end of period	65,066,413	15.16	64,877,521	15.14
Exercisable, end of period	36,759,766	12.65	30,135,489	10.80

Cash Unit Plans

In addition to the Company’s stock option plans, various subsidiaries of the Company issue stock appreciation rights under the cash unit plans. Cash units are similar to stock options except that the holder does not have a right to purchase the underlying share of the Company.

	Three months ended		Year ended
Continuity of cash units	March 31, 2009		December 31, 2008
	Number of	Weighted-average	Number of	Weighted-average
	units	exercise price ($)	units	exercise price ($)
Outstanding, beginning of period	9,723,082	16.52	9,970,493	15.14
Granted during the period	22,610	11.98	2,184,940	18.06
Exercised	-	-	(1,984,466)	10.85
Cancelled/Forfeited	(50,002)	19.80	(447,885)	19.43
Outstanding, end of period	9,695,690	16.50	9,723,082	16.52
Exercisable, end of period	5,269,510	14.19	3,495,861	11.40

Performance Share Unit (PSU) Plans

During 2008, Talisman implemented a PSU plan pursuant to which 4,158,860 PSUs were granted.  Half of the PSUs vest on January 31, 2010. The remaining half will vest on the same date, subject to pre-determined performance measures being achieved.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(tabular amounts in millions of Canadian dollars (“$”) except as noted)

To satisfy the Company’s obligation to deliver stock to settle various PSUs, the Company established a trust that purchased 4,062,000 shares of common stock on the open market for $68 million. These shares will be held in trust until the PSUs vest.  The Company is not exposed to fluctuations in the stock price in respect of the shares held in trust.

For accounting purposes, the cost of the purchase of common stock held in trust has been accounted for as a reduction in outstanding shares of common stock and the trust has been consolidated in accordance with Accounting Guideline 15 since it meets the definition of a variable interest entity, and the Company is the primary beneficiary of the trust.

For the three months ended March 31, 2009 the Company recorded stock-based compensation expense of $12 million (2008 - $nil) relating to its 2008 PSU plan, with a corresponding increase in contributed surplus.

In April 2009, the Company implemented a permanent PSU plan that allows for the granting of PSUs to employees, pursuant to which 4,988,024 PSUs were granted. PSUs vest three years after the grant date to varying degrees (0-150%), subject to pre-determined performance measures being achieved, and represent the right, subject to performance, to receive one share of the Company.

Deferred Share Unit (DSU) Plan

Talisman also issues DSUs to directors in lieu of cash compensation. Each DSU represents the right to receive a cash payment on retirement equal to the market value of the Company’s shares at the time of surrender. Dividends are credited as additional DSUs when paid. At March 31, 2009, there were 316,390 (December 31, 2008 – 316,390) units outstanding and the mark-to-market liability was $4 million (December 31, 2008 – $4 million). Expense related to the DSUs is recognized in general and administrative expense on the Consolidated Statements of Income.

Restricted Share Unit (RSU) Plan

Talisman has a RSU plan that grants RSUs to eligible employees. All RSUs issued by the Company permit the holder to receive a cash payment equal to the market value of the stock. Typically, RSUs granted under the plan are paid three years after the grant date. At March 31, 2009, there were 340,434 (December 31, 2008 – 250,181) units outstanding (including dividend equivalent RSUs) and the mark-to-market liability was $1 million (December 31, 2008 – $0.5 million).

Stock-Based Compensation

For the three months ended March 31, 2009, the Company recorded stock-based compensation expense of $33 million (2008 - $10 million recovery) relating to its stock option and cash unit plans including a cash payment of $5 million (2008 - $9 million) to employees in settlement of fully accrued stock-based compensation liabilities for options and cash units exercised in the period.

The combined mark-to-market liability for the stock option, cash unit, DSU and RSU plans of $110 million (December 31, 2008 - $93 million) is included in accounts payable and accrued liabilities.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(tabular amounts in millions of Canadian dollars (“$”) except as noted)

10.  Financial Instruments and Risk Management

Talisman’s financial assets and liabilities at March 31, 2009 comprised cash and cash equivalents, accounts receivable, bank indebtedness, accounts payable and accrued liabilities, long-term debt, discounted obligations under capital leases and risk management assets and liabilities arising from the use of derivative financial instruments.

Fair Value of Financial Assets and Liabilities

Asset (liability)	March 31, 2009			December 31, 2008
	Carrying value	Fair value	Unrecognized gain (loss)	Carrying value	Fair value	Unrecognized gain (loss)
Gross long-term debt	(3,758)	(3,088)	670	(4,000)	(3,340)	660
Notes receivable	33	33	-	31	31	-
Cross currency and interest rate swaps	16	16	-	30	29	1
Natural gas derivatives	86	86	-	(33)	(33)	-
Crude oil derivatives	535	535	-	1,145	1,145	-

Refer to the 2008 Annual Consolidated Financial Statements for details of fair value methodology.

Risk Management Position

Derivative instrument	Balance sheet caption	March 31, 2009	December 31, 2008
Assets
Interest rate swaps	Accounts receivable	12	12
Interest rate swaps	Other assets	41	43
Commodity contracts	Accounts receivable	793	1,186
Commodity contracts	Other assets	21	-
Risk management assets		867	1,241
Liabilities
Cross currency swaps	Accounts payable and accrued liabilities	(4)	(3)
Cross currency swaps	Other long-term obligations	(33)	(22)
Commodity contracts	Accounts payable and accrued liabilities	(93)	(27)
Commodity contracts	Other long-term obligations	(100)	(47)
Risk management liabilities		(230)	(99)

For the three months ended March 31, 2009, the Company recorded a gain on held-for-trading financial instruments of $73 million (2008 - loss of $68 million) including cash received of $580 million related to commodity derivative gains that were accrued at December 31, 2008.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(tabular amounts in millions of Canadian dollars (“$”) except as noted)

Commodity Price Risk

The Company had the following commodity price derivative contracts outstanding at March 31, 2009:

Fixed price swaps	Term	Mcf/d	C$/mcf	Fair value
ICE index	Apr–Sep 2009	23,452	6.11	(1)
ICE index	Oct-Dec 2009	20,638	7.75	(3)
ICE index	Jan–Mar 2010	20,638	7.75	(6)
ICE index	Apr-Sep 2010	20,638	6.37	(11)
ICE index	Oct–Dec 2010	17,824	7.49	(7)
ICE index	Jan-Mar 2011	17,824	7.49	(9)
ICE index	Apr–Jun 2011	16,886	6.83	(6)
				(43)

			Floor/ceiling
Two-way collars	Term	bbls/d	US$/bbl	Fair value
Dated Brent oil index	Apr-Dec 2009	35,000	97.71/139.00	549
WTI	Apr–Dec 2009	41,000	54.51/68.86	47
Dated Brent oil index	Jan–Dec 2010	28,000	52.57/80.14	12
WTI	Jan–Dec 2010	22,000	50.20/60.87	(73)
				535

			Floor/ceiling
Two-way collars	Term	Mcf/d	C$/mcf	Fair value
AECO index	Apr-Oct 2009	9,482	6.33/6.76	5
AECO index	Jan-Dec 2010	47,410	5.78/7.39	(1)
				4

Put options	Term	Mcf/d	C$/mcf	Fair value
AECO index	Apr-Dec 2009	222,827	6.33	125

In respect of outstanding financial instruments and assuming forward commodity prices in existence at March 31, 2009, an increase of US$1/bbl in the price of oil and $0.10/mcf in the price of natural gas would have reduced the net fair value of commodity derivatives thereby resulting in a decrease in net income of approximately $20 million for the three month period ended March 31, 2009.  A similar decrease in commodity prices would result in an increase in net income of approximately $23 million for the three month period ended March 31, 2009.

Currency Risk

In respect of financial instruments existing at March 31, 2009, a 1% strengthening of the US$ against the other currencies to which the Company is exposed (Canadian dollar, British pound and Norwegian kroner), with all other variables assumed constant, would have resulted in an increase of $5 million in net income and an increase of $3 million in other comprehensive income for the three month period ended March 31, 2009.  A similar weakening of the US$ would have had the opposite impact.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(tabular amounts in millions of Canadian dollars (“$”) except as noted)

Interest Rate Risk

In respect of financial instruments existing at March 31, 2009, a 1% increase in interest rates would have resulted in a $17 million decrease in net income, principally related to the fair value of the interest rate swap, for the three month period ended March 31, 2009.  A similar decrease in interest rates would have had the opposite effect.

Credit Risk

A significant proportion of Talisman’s accounts receivable balance is with customers in the oil and gas industry and is subject to normal industry credit risks.  Substantially all of the Company's trade accounts receivable at March 31, 2009 were current and the largest single counterparty exposure, accounting for 17% of the total, was with a very highly rated counterparty. Concentration of credit risk is mitigated by having a broad domestic and international customer base.  The maximum credit exposure associated with accounts receivable is the carrying value.

Derivative counterparty exposure decreased significantly during the first quarter of 2009 due principally to the settlement of contracts.  The Company diversifies its derivative counterparty exposure but the majority of the exposure at March 31, 2009 was with one counterparty that had received investment from the US Government through its Troubled Assets Relief Program.

Liquidity Risk

The majority of the Company's debt matures subsequent to 2010, with approximately $186 million maturing in 2009 and $12 million in 2010.  The Company has the ability and intention to replace this debt with long-term borrowings under its bank credit facilities.

At March 31, 2009, the Company had not drawn against its available $2.8 billion of bank lines of credit, which are all fully committed through 2012.  These maturity dates may be extended from time to time by agreement between the Company and the respective lenders.  During the quarter, the Company diversified its maturities through the private placement described in note 7.

The Company may hedge a portion of its future production to protect cash flows to allow the Company to meet its strategic objectives.

11. Employee Benefits

The Company’s net pension benefit plan expense is as follows:

	Three months ended	Three months ended
	March 31, 2009	March 31, 2008
Current service cost - defined benefit	4	4
Current service cost - defined contribution	3	3
Interest cost	5	3
Expected return on plan assets	(2)	(4)
Actuarial loss	-	1
Other	-	1
	10	8

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(tabular amounts in millions of Canadian dollars (“$”) except as noted)

12.  Selected Cash Flow Information

	Three months ended	Three months ended
	March 31, 2009	March 31, 2008
Items not involving cash:
Depreciation, depletion and amortization	733	507
Dry hole	246	65
Net loss on asset disposals	8	3
Stock-based compensation expense (recovery)	28	(19)
Future taxes and deferred petroleum revenue tax (recovery)	(207)	50
Mark-to-market change of held-for-trading financial instruments	511	68
Other	(8)	(6)
	1,311	668
Interest paid	51	54
Income taxes paid	370	156

13.  Contingencies

From time to time, Talisman is the subject of litigation arising out of the Company’s operations. Damages claimed under such litigation, including the litigation discussed below may be material or may be indeterminate and the outcome of such litigation may materially impact the Company’s financial condition or results of operations. While Talisman assesses the merits of each lawsuit and defends itself accordingly, the Company may be required to incur significant expenses or devote significant resources to defending itself against such litigation. These claims are not currently expected to have a material impact on the Company’s financial position.

On September 12, 2006, the United States District Court for the Southern District of New York (the Court) granted Talisman's Motion for Summary Judgment, dismissing the lawsuit brought against Talisman by the Presbyterian Church of Sudan and others under the Alien Tort Claims Act. The lawsuit alleged that the Company conspired with, or aided and abetted, the Government of Sudan to commit violations of international law in connection with the Company's now disposed of interest in oil operations in Sudan. The plaintiffs have twice attempted to certify the lawsuit as a class action. In March 2005 and in September 2005, the Court rejected the plaintiffs' effort to certify two different classes (or groups) of plaintiffs. The plaintiffs have appealed to the Second Circuit Court of Appeals, the Court's decision granting Talisman's Motion for Summary Judgment, its denial of class certification, and its refusal to consider the plaintiffs' proposed third amended complaint. A decision of the Second Circuit Court of Appeals is expected in 2009. Talisman believes the lawsuit is entirely without merit.

14. Segmented Information
Three months ended March 31

	North America (1)		UK		Scandinavia		Southeast Asia (2)		Other (3)		Total
(millions of Canadian $)	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008
Revenue
Gross sales	540	845	529	798	242	203	390	511	139	(12)	1,840	2,345
Hedging	-	-	-	(10)	-	-	-	-	-	-	-	(10)
Royalties	84	153	1	4	-	-	145	203	68	-	298	360
Net sales	456	692	528	784	242	203	245	308	71	(12)	1,542	1,975
Other	26	18	7	5	1	2	-	-	-	-	34	25
Total revenue	482	710	535	789	243	205	245	308	71	(12)	1,576	2,000
Segmented expenses
Operating	150	124	211	216	74	56	68	33	18	-	521	429
Transportation	12	16	13	8	12	9	17	8	3	2	57	43
DD&A	271	252	235	144	103	63	109	48	15	-	733	507
Dry hole	128	20	31	21	28	24	51	(1)	8	1	246	65
Exploration	24	26	2	2	6	7	15	7	22	14	68	56
Other	4	(3)	4	7	1	-	(2)	2	7	(5)	14	1
Total segmented expenses	588	435	496	398	224	159	258	97	73	12	1,639	1,101
Segmented income (loss) before taxes	(106)	275	39	391	19	46	(13)	211	(2)	(24)	(63)	899
Non-segmented expenses
General and administrative											81	64
Interest											45	44
Stock-based compensation											33	(10)
Currency translation											(3)	(17)
(Gain)/Loss on held-for-trading financial instruments											(73)	68
Total non-segmented expenses											83	149
Income (loss) from continuing
operations before taxes											(146)	750
Capital expenditures
Exploration	205	175	46	50	59	37	81	85	61	18	452	365
Development	105	225	131	124	115	140	196	86	3	11	550	586
Midstream	35	6	-	-	-	-	-	-	-	-	35	6
Exploration and development	345	406	177	174	174	177	277	171	64	29	1,037	957
Property acquisitions											66	111
Proceeds on dispositions											(33)	-
Other non-segmented											10	9
Net capital expenditures (4)											1,080	1,077
Property, plant and equipment	8,697	8,703	4,693	4,738	1,919	1,745	3,189	2,984	888	835	19,386	19,005
Goodwill	223	223	308	306	640	602	133	129	4	4	1,308	1,264
Other	816	840	316	253	133	154	370	304	165	138	1,800	1,689
Discontinued operations	550	534	-	165	104	93	-	-	264	255	918	1,047
Segmented assets	10,286	10,300	5,317	5,462	2,796	2,594	3,692	3,417	1,321	1,232	23,412	23,005
Non-segmented assets											895	1,270
Total assets (5)											24,307	24,275

(1) North America			2009	2008			(2) Southeast Asia				2009	2008
Canada			447	663			Indonesia				138	202
US			35	47			Malaysia				60	96
Total revenue			482	710			Vietnam				36	11
Canada			7,880	7,902			Australia				11	(1)
US			817	801			Total revenue				245	308
Property, plant and equipment (5)			8,697	8,703			Indonesia				1,060	990
							Malaysia				1,374	1,277
4 Excluding corporate acquisitions.							Vietnam				491	470
5 Current year represents balances as at March 31, prior year represents balances as at December 31.							Australia				264	247
							Property, plant and equipment (5)				3,189	2,984

							(3) Other				2009	2008
							Algeria				68	-
							Tunisia				3	(12)
							Total revenue				71	(12)
							Algeria				215	221
							Tunisia				24	21
							Other				649	593
							Property, plant and equipment (5)				888	835